SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2(a)
(Amendment No. 2)*
COMMUNITY HEALTH SYSTEMS, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
203668108
(CUSIP Number)
Li Han, Esq.
Shanda Asset Management Holdings Limited
8 Stevens Road
Singapore 257819
(+65) 6361 0971
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 1, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 203668108	13D

1		NAME OF REPORTING PERSONS Tianqiao Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,407,682
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,407,682
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,407,682
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.1% (1)
14		TYPE OF REPORTING PERSON IN

(1)	Calculated based on 114,758,677 shares of Common Stock outstanding as of July 25, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 2, 2017.

CUSIP No. 203668108	13D

1		NAME OF REPORTING PERSONS Shanda Media Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,407,682
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,407,682
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,407,682
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.1% (1)
14		TYPE OF REPORTING PERSON CO, HC
(1)	Calculated based on 114,758,677 shares of Common Stock outstanding as of July 25, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 2, 2017.

CUSIP No. 203668108	13D

1		NAME OF REPORTING PERSONS Shanda Investment Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,407,682
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,407,682
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,407,682
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.1% (1)
14		TYPE OF REPORTING PERSON CO, HC
(1)	Calculated based on 114,758,677 shares of Common Stock outstanding as of July 25, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 2, 2017.

CUSIP No. 203668108	13D

1		NAME OF REPORTING PERSONS Shanda Technology Overseas Capital Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,407,682
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,407,682
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,407,682
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.1% (1)
14		TYPE OF REPORTING PERSON CO, HC
(1)	Calculated based on 114,758,677 shares of Common Stock outstanding as of July 25, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 2, 2017.

CUSIP No. 203668108	13D

1		NAME OF REPORTING PERSONS Shanda Asset Management Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,407,682
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,407,682
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,407,682
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.1% (1)
14		TYPE OF REPORTING PERSON CO, HC
(1)	Calculated based on 114,758,677 shares of Common Stock outstanding as of July 25, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 2, 2017.

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the Reporting Persons on March 13, 2017 (the “Original Schedule 13D”), as amended by that Amendment No. 1 to the Original Schedule 13D (“Amendment No. 1” and, collectively with Amendment No. 2 and the Original Schedule 13D, the “Schedule 13D”) filed by the Reporting Persons on August 15, 2017.
Item 4.	Purpose of Transaction.
Item 4 is hereby amended to add the following:
Per the Issuer’s request and following the process set out in the previously announced settlement agreement concluding the Issuer’s derivative litigation (which agreement required the Issuer to solicit input from holders of one percent or more of the Issuer’s Common Stock for greater than one year with respect to suggestions for nomination of directors to the Issuer’s Board) the Reporting Persons who now currently qualify as one percent holders for greater than one year have now provided such input as part of this required process and may provide additional input in the future.

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
October 3, 2017

TIANQIAO CHEN

/s/ Tianqiao Chen

SHANDA MEDIA LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

SHANDA INVESTMENT GROUP LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

SHANDA TECHNOLOGY OVERSEAS CAPITAL COMPANY LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

SHANDA ASSET MANAGEMENT HOLDINGS LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director